SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2017

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _______________ to _______________

Commission File Number 000-50275

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

BCB Community Bank 401(k) Plan

B:  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BCB Bancorp, Inc.
104-110 Avenue C
Bayonne, New Jersey 07002

BCB Community Bank 401(k) Plan Financial Statements and Supplementary Schedules - Modified Cash Basis December 31, 2017 and 2016

BCB Community Bank 401(k) Plan
Table of Contents
December 31, 2017 and 2016
Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements - Modified Cash Basis
Statement of Net Assets Available for Benefits	3
Statement of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5
Supplementary Schedule - Modified Cash Basis

Schedule H, Line 4(a) – Schedule of Delinquent Participant Contributions	13
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)	14

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the plan administrator and plan participants of the BCB Community Bank 401 k Plan:
Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits-modified cash basis of the BCB Community Bank 401k Plan (the "Plan") as of December 31, 2017 and 2016, and the related statement of changes in net assets available for benefits-modified cash basis for years ended December 31, 2017 and 2016, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years ended December 31, 2017 and 2016, in conformity with the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental information in the accompanying schedules -modified cash basis of Schedule H, Line 4(a) - Schedule of Delinquent Participant Contributions for the year ended December 31, 2017 and the Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its forms and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Baker Tilly Virchow Krause, LLP

We have served as the Plan's auditor since 2004.

Iselin, New Jersey
June 14,2018

BCB Community Bank 401(k) Plan
Notes to Financial Statements – Modified Cash Basis
December 31, 2017 and 2016

	2017	2016

Assets

Investments, at fair value	$ 6,651,062	$ 6,430,167
Investments, at contract value	1,253,622	259,178

Total investments	7,904,684	6,689,345

Notes receivable from participants	217,813	295,022

Total assets	8,122,497	6,984,367

Liabilities	-	-

Net assets available for benefits	$ 8,122,497	$ 6,984,367

See notes to finanical statements

BCB Community Bank 401(k) Plan
Notes to Financial Statements – Modified Cash Basis
December 31, 2017 and 2016

	2017	2016

Additions to Net Assets Attributed to
Investment Income:
Interest and dividends	$ 47,000	$ 41,000
Net appreciation in fair value of investments	955,897	657,510

Total investment income	1,002,897	698,510

Interest income on notes receivable from participants	8,582	10,040

Contributions:
Participant contributions	753,198	810,862
Employer contributions	416,620	411,181
Rollovers	55,919	40,770

Total contributions	1,225,737	1,262,813

Total additions	2,237,216	1,971,363

Deductions from Net Assets Attributed to
Benefits paid to participants	1,090,919	985,044
Administrative expenses	8,167	5,500

Total deductions	1,099,086	990,544

Net increase in net assets available for benefits	1,138,130	980,819

Net Assets Available for Benefits
Beginning of year	6,984,367	6,003,548

End of year	$ 8,122,497	$ 6,984,367

See notes to finanical statements

BCB Community Bank 401(k) Plan
Notes to Financial Statements – Modified Cash Basis
December 31, 2017 and 2016

1.	Description of the Plan
The following brief description of the provisions of the BCB Community Bank 401(k) Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan Agreement for more complete information.
General
The Plan is a defined contribution plan which covers all eligible employees who have elected to participate. Employees are eligible to participate in the Plan following the completion of one year of service, as defined in the Plan Agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").
 Effective December 28, 2015, the Plan changed trustee services from Mass Mutual to Voya.
Plan Sponsor
BCB Bancorp, Inc. is a New Jersey corporation, which is the holding company parent of BCB Community Bank located in Bayonne, New Jersey.
Participant Contributions
Participants may elect to contribute a flat dollar amount or a percentage from 1% to 100% of their pretax compensation, in increments of 1% each Plan year. Participant contributions were limited to $18,000 in 2017 and 2016. Participants who have attained the age of 50 before the end of the Plan year are eligible to make catch-up contributions of $6,000 in 2017 and 2016. Participants may also make rollover contributions to the Plan.
Employer Contributions
BCB Community Bank (the "Bank") provides a safe harbor matching contribution to meet certain nondiscrimination requirements. The safe harbor contribution matches employee contributions that do not exceed 3% of compensation for the Plan year plus another 50% of elective deferrals that exceed 3% of compensation for the Plan year, but do not exceed 5% of compensation. The Company may also make a profit sharing contribution to the Plan each year. To be eligible to receive the profit sharing contribution, certain requirements, which are stated in the Plan document, must be satisfied. There were no profit sharing contributions made to the Plan in 2017 and 2016.
Participant Accounts
All contributions are directed by the participant into various investment options offered by the Plan. Each participant's account is credited with the participant's contributions and the Bank's matching contribution and an allocation of the Bank's profit sharing contribution (if applicable) and Plan earnings or losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the vested balance in the participant's account. The value of participation accounts will fluctuate with the market values of the securities in which the accounts are invested.

BCB Community Bank 401(k) Plan
Notes to Financial Statements – Modified Cash Basis
December 31, 2017 and 2016
       Vesting

A participant has at all times, a vested and nonforfeitable right to the entire balance in his or her contribution and rollover contribution accounts. Each participant attains a vested and nonforfeitable right in the Bank's profit sharing contributions according to the following schedule.
Years of Service	Percentage

Less than 1 year	0%
1 year	20%
2 years	40%
3 years	60%
4 years	80%
5 years or more	100%

Vesting in the Bank's safe harbor and any qualified matching contributions is 100% at the time the contribution is made.
A participant becomes 100% vested in profit sharing contributions upon death or disability.
Plan Sponsor Stock
Participants may invest in common stock of BCB Bancorp, Inc. (the "Stock") through a common stock fund.
Benefit Distributions
On termination of service in the event of death, disability, retirement or other reasons, a participant or designated beneficiary in the event of death, may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or a direct rollover to an eligible retirement plan including an individual retirement account or individual retirement annuity.
Notes Receivable from Participants
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the vested balance in the participants' account and bear interest at the rate designated by the Plan Administrator. Interest rates range from 3.25% to 4.25% as of December 31, 2017 and 2016.  Terms range from one to five years or greater if used for the purchase of a principal residence.
Forfeitures
Forfeited balances of terminated participating non-vested accounts may be used to reduce future Bank contributions to the Plan. At December 31, 2017 and 2016 forfeited amounts were $621 and $3,597. Forfeitures of $3,617 were used to reduce bank contributions in 2017.

BCB Community Bank 401(k) Plan
Notes to Financial Statements – Modified Cash Basis
December 31, 2017 and 2016
2. Summary of Significant Accounting Policies
Basis of Accounting
The Plan's financial statements are prepared on the modified cash basis of accounting. The investments are presented at fair value. Although not in accordance with accounting principles generally accepted in the United States of America (GAAP), this method of accounting is permitted under the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA and is a comprehensive basis of accounting other than GAAP in the United States of America. Therefore, certain additions and related assets are recognized when received rather than when earned and certain liabilities and expenses are recognized when paid rather than when the obligations are incurred.
Investments held by a defined contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts. Contract value is the relevant measure for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan.
Investment Valuation and Income Recognition
The Plan's investments are stated at fair value (except for fully benefit-responsive investment contracts, which are reported at contract value). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for a discussion of fair value measurements.  The assets of the Plan are subject to market fluctuations which could affect balances available for benefits.
Interest and dividend income, capital gains and losses are recorded at the time the proceeds are received.
Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.
Investment Fees
Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents. These fees are deducted prior to allocation of the Plan's investment earnings activity and thus are not separately identifiable as an expense.
Notes Receivable from Participants
Notes receivable from participants are valued at their outstanding principal balance.
Use of Estimates
The preparation of financial statements in conformity with the modified cash basis of accounting requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include the determination of the fair value of the Plan's assets. Actual results could differ from those estimates.

BCB Community Bank 401(k) Plan
Notes to Financial Statements – Modified Cash Basis
December 31, 2017 and 2016
Benefit Payments
Benefit payments are recorded upon distribution.
Administrative Expenses
The Company intends to pay all of the administrative expenses of the Plan directly, but reserves the right to authorize such expenses be paid by the Plan. Any such payment of administrative expenses by the Plan will be allocated among the various investment funds in proportion to the fair value of the assets on the last valuation date and allocated to the various accounts in the same manner as a gain on investments.
3.	Plan Termination
Although it has not expressed intent to do so, the Company has the right under the Plan to terminate the Plan, at any time, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their account. Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such a manner as set forth in the Plan document.
4.	Related Party and Party-in-Interest Transactions
The Plan also owns shares of the common stock of the Company. The Plan permits that Bank matching contributions may be used to purchase common stock of the Company, and participants may also elect to invest in the Stock. These transactions qualify as related party and party-in-interest transactions. Total purchases related to the Stock at market value for 2017 and 2016 were approximately $288,000 and $169,000, respectively. Total sales related to the Stock at market value for 2017 and 2016 were approximately $176,000 and $74,000, respectively. No shares were released in connection with the payment of benefits in 2017 and 2016.
Certain administrative functions of the Plan are performed by officers or employees of the Bank. No such officer or employee receives compensation from the Plan.
The Plan's investments are managed by Voya, the trustee. These transactions qualify as party-in-interest transactions.  Administrative fees for newly originated loans to participants are deducted from the loan proceeds by the trustee and are reflected in the statement of changes in net assets available for plan benefits as administrative expense. Fees for accounting and other administrative services are paid for by the Bank.

5.	Fair Value Measurements
The Plan adopted the guidance on fair value measurements. The guidance establishes a fair value hierarchy that is intended to increase consistency and comparability in fair value measurements and related disclosures. The fair value hierarchy is based on inputs to valuation techniques that are used to measure fair value that are either observable or unobservable. Observable inputs reflect assumptions market participants would use in pricing an asset or liability based on market data obtained from independent sources while unobservable inputs reflect a reporting entity's pricing based upon their own market assumptions. The fair value hierarchy consists of the following three levels:

BCB Community Bank 401(k) Plan
Notes to Financial Statements – Modified Cash Basis
December 31, 2017 and 2016
Level 1 - Inputs are quoted prices in active markets for identical assets or liabilities.
Level 2 - Inputs are quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that observable and market-corroborated inputs which are derived principally from or corroborated by observable market data.
Level 3 - Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable.
The fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  The trustee invest funds received from contributions, investment sales, interest and dividend income and makes distribution payments to participants.
Following is a description of the valuation methodologies used for investments measured at fair value. There have been no significant changes in the methodologies used during the years ended December 31, 2017 and 2016.
The fair value of the common stock fund is valued at the closing price reported on the active market on which the individual securities are traded adjusted to unitized value to reflect the cash component within the fund.
Pooled separate accounts are valued based upon the units of such pooled separate accounts held by the Plan at year end multiplied by the respective unit value. As of December 31, 2017 and 2016, pooled separate accounts are held by Voya are valued at their "accumulation unit value" (AUV). These are valued daily as the number of accumulation units held multiplied by the AUV. The AUV is determined daily based on the net asset value of shares of the underlying fund, the fund's dividends and the contract's separate account charges.
Due to the nature of the pooled separate accounts discussed above, there are no unfunded commitments or redemption restrictions.

BCB Community Bank 401(k) Plan
Notes to Financial Statements – Modified Cash Basis
December 31, 2017 and 2016

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan's management believes the valuation methodologies are appropriate and consistent with those used by other market participants, the use of different methodologies or assumptions to determine the fair value of certain investments could result in a different fair value measurement at the reporting date.
The following table sets forth by level, within the fair value hierarchy, the Plan's investments at fair value as of December 31, 2017 and 2016:
Assets at Fair Value as of December 31, 2017
Level 1	Level 2	Level 3	Total

Pooled separate accounts	$-	$5,273,044	$-	$5,273,044
Company common stock fund	-	1,378,018	-	1,378,018
Investments at fair valuel	$-	$6,651,062	$-	$6,651,062

Assets at Fair Value as of December 31, 2016
Level 1	Level 2	Level 3	Total

Pooled separate accounts	$-	$5,330,092	$-	$5,330,092
Company common stock fund	-	1,100,075	-	1,100,075
Investments at fair value	$-	$6,430,167	$-	$6,430,167

BCB Community Bank 401(k) Plan
Notes to Financial Statements – Modified Cash Basis
December 31, 2017 and 2016
6. Guaranteed Annuity Contract with Voya
The Plan offers the option to invest in a guaranteed annuity contract with Voya who maintains  the contributions in a general account. The contract is considered fully benefit-responsive and is reported at contract value. Contract value, as reported to the Plan by Voya, of $1,253,622 at December 31, 2017 and $259,178 at December 31, 2016 represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.
Voya is contractually obligated to repay the principal and interest at the specified interest rate  that is guaranteed to the Plan. The crediting rate is based on a formula established by Voya but may not be less than 1%. The average yield based on actual interest credited to participants was 1% in 2017 and 2016. The crediting rate to participants was 1% at December 31, 2017 and 2016.
The Plan's ability to receive amounts due in accordance with the contract is dependent on Voya's ability to meet its financial obligations. Voya's ability to meet its contractual obligations may be affected by future economic and regulatory developments.
Certain events might limit the ability of the Plan to transact at contract value with Voya. These events may be different under each contract. Examples of such events include the following:
1. The Plan's failure to qualify under Section 401(a) of the Internal Revenue Code or the failure of the trust to be tax-exempt under Section 501(a) of the Internal Revenue Code
2. Premature termination of the contract
3. Plan termination or merger
4. Changes to the Plan's prohibition on competing investment options
5. Bankruptcy of the Bank or other events (for example, divestitures or spinoffs of a subsidiary) that significantly affect the Plan's normal operations.
No events are probable of occurring that might limit the ability of the Plan to transact at contract value with Voya and that also would limit the ability of the Plan to transact at contract value with the participants.
In addition, certain events allow Voya to terminate the contract with the Plan and settle at an amount different from contract value. Those events may be different under each contract. Examples of such events may include the following:
1. An uncured violation of the Plan's investment guidelines
2. A breach of material obligation under the contract
3. A material misrepresentation
4. An amendment to the agreement without the consent of Voya.

BCB Community Bank 401(k) Plan
Notes to Financial Statements – Modified Cash Basis
December 31, 2017 and 2016
7.	Risk and Uncertainties
The Plan offers investment options in various investment securities, including the Company common stock fund, pooled separate accounts and a guaranteed annuity contract which are exposed to various risks such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.
As of December 31, 2017, the Plan had investments of $ 2,631,640 concentrated in 2 funds and as of December 31, 2016, the Plan had investments of $3,012,266 concentrated in 3 funds.

8.	Income Tax Status of the Plan
The Plan adopted CCH Incorporated DBA FTWilliam Com's Volume Submitter Profit Sharing Plan with Cash or Deferred Arrangement ("CODA").  The IRS determined and informed the Volume Submitter by letter dated March 31, 2014, that the Volume Submitter Profit Sharing Plan with CODA was accepted under Section 401 of the IRC for use by employers for the benefit of their employees. Although the Plan has been amended since receiving the opinion letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore, believes that the Plan is qualified, and the related trust is tax exempt. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Trustees of the Plan are not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.
The Plan is subject to examination by taxing authorities, however, there are currently no examinations for any periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2013.

9.   Delinquent Participant Contributions

For the year ended December 31, 2017, the Company did not remit certain participant contributions to the Plan on a timely basis as defined by the Department of Labor's Rules and Regulations for Reporting and Delinquent Participant Contributions Disclosure under ERISA. Untimely remittances identified on the Schedule of Delinquent Participant Contributions, which totaled $28,667.72, will not be corrected through the Department of Labor Voluntary Fiduciary Correction Program.  The Company will compensate participants for lost earnings resulting from the delay in contributions.

BCB Community Bank 401(k) Plan Schedule H, Line 4(a) - Schedule of Delinquent Participant Contributions
EIN: 22-3760320 Plan Number: 001
December 31, 2017

Total that Constitute Nonexempt Prohibited Transactions

Participant Contributions Transferred late to the Plan (1)	Contributions not Corrected	Contributions Corrected Outside of VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51

$ 28,667.72	$ 28,667.72

(1) Amount does not include participant loan repayments

BCB Community Bank 401(k) Plan Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
EIN: 22-3760320 Plan Number: 001
December 31, 2017
				Current
(a)	Identity of Issue (b)	Description of Investment (c)	Cost (d)	Value (e)

*	Common stock fund	BCB Bancorp, Inc. common stock	N/A	$ 1,378,018

*	Pooled separate account	Vanguard Mid Cap Index	N/A	24,704

*	Pooled separate account	Vanguard Small- Cap Index	N/A	104,601

*	Pooled separate account	American Funds EuroPacific	N/A	98,723

*	Pooled separate account	American Funds Growth Fund	N/A	677,989

*	Pooled separate account	American Funds New Perspective	N/A	54,090

*	Pooled separate account	American Funds Cap income Bld	N/A	85,860

*	Pooled separate account	DFA US Targeted VI Port Ins	N/A	130,643

*	Pooled separate account	Pimco Real Return	N/A	74,606

*	Pooled separate account	Voya Index Solution 2035	N/A	134,297

*	Pooled separate account	Voya Index Solution 2040	N/A	250,972

*	Pooled separate account	Voya Index Solution Inc	N/A	126,604

*	Pooled separate account	JP Morgan Equity Income	N/A	545,728

*	Pooled separate account	Nueberg Berm MdCap Grw Fund	N/A	280,146

*	Pooled separate account	Legg Mason BW Gl Op Bond	N/A	60,806

*	Pooled separate account	Voya Intermediate Bond Fund	N/A	181,580

*	Pooled separate account	Prudential High Yield Fund	N/A	79,501

*	Pooled separate account	Victory Sycmr Est VI Fd	N/A	99,838

*	Pooled separate account	Vanguard Em Mkts Stk Ind Fd Adm	N/A	41,594

*	Pooled separate account	Voya Corp Ld 100 Fd	N/A	702,483

*	Pooled separate account	Voya Index Solution 2020	N/A	115,057

*	Pooled separate account	Vanguard Total Intl Stk Index	N/A	29,948

*	Pooled separate account	ClBrg Aggr Growth Fund	N/A	51,692

*	Pooled separate account	Vanguard Totl Stck Mkt Index Fd Adm	N/A	40,244

*	Pooled separate account	American Funds Wash Mtual	N/A	22,493

*	Pooled separate account	Voya Index Solution 2045	N/A	26,383

*	Pooled separate account	Voya Index Solution 2050	N/A	13,470

*	Pooled separate account	Voya Index Solution 2055	N/A	21,192

*	Pooled separate account	Voya Index Solution 2060	N/A	1269

*	Pooled separate account	Eagle Small Cap Growth Fund	N/A	23,090

*	Pooled separate account	Voya Global Real Estate Fund	N/A	2,949

*	Pooled separate account	Loomis Sayles Bond Fund	N/A	5,869

*	Pooled separate account	Voya Govt Money Mkt Fnd A	N/A	621

*	Pooled separate account	Pimco Commodity Rl Rtn	N/A	683

*	Pooled separate account	Voya Index Solution 2025	N/A	231,654

*	Pooled separate account	Voya Index Solution 2030	N/A	205,481

*	Pooled separate account	Vanguard Balanced Index Fnd Adm	N/A	726,184

*	Guaranteed Annuity Contract	Voya Fixed Account	N/A	1,253,622

*	Participant Loans	Participant loans 3.25% to 4.25%	$0	217,813

		Total		$ 8,122,497

*	A party-in-interest as defined by ERISA.
N/A	Participant directed not required

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BCB Community Bank 401(k) Plan
Date: June 27, 2018	By:	/s/ Thomas P. Keating
Name: Thomas P. Keating
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Baker Tilly Virchow Krause, LLP Independent Registered Public Accounting Firm